EXHIBIT 99(b)(1)

Letterhead of Bank One, N.A.

September 13, 2000

Mr. Brian D. Fitzgerald
Security Capital Corporation
One Pickwick Plaza
Suite 310
Greenwich, Connecticut 06830

Dear Brian:

This letter will confirm the terms and conditions under which BANK ONE, N.A. (the “Bank”) will provide a term loan (the “Term Loan”) and a revolving line of credit (the “Revolver”) to the parties listed below. The terms and conditions described herein have been developed based upon discussions and information, including financial projections, that you provided to the Bank describing the proposed acquisition of the capital stock of Health Power, Inc. and its subsidiaries (the “Acquisition”). We are pleased to provide the following summary of the pertinent terms and conditions of the Term Loan and the Revolver.

TERM LOAN

Borrower:	HP Acquisition Corp.

CoBorrowers/
Guarantors:	WC Holdings, Inc., Health Power, Inc., CompManagement, Inc. (“CMI”),
CompManagement Health Systems, Inc., M&N Risk Management, Inc.,
and M&N Enterprises, Inc. group to include all entities which survive the
Acquisition, which Bank, in its sole discretion, requests as CoBorrowers or
Guarantors, including those entities which have name changes.

Loan Amount:	$17,000,000

Maturity Date:	September 30, 2005

Amortization:	Six year, straightline amortization

Interest Rate and Interest Rate Swap:	Tier 1 LIBOR plus 1.75%
Tier 2 LIBOR plus 1.45%

Tier 2 pricing level can be attained when the Total Debt/ EBITDA Ratio is < 1.50 for two (2) consecutive years.

Borrower shall enter into a standard ISDA Master Agreement pursuant to which it will enter into an interest rate swap for a minimum of $8,500,000 for a period of no less than three (3) years.

Closing Fee:	$42,500 (0.25%)

Repayment Terms:	60 installments of principal in the amount of $236,111.11 plus all accrued and unpaid interest due and payable monthly, remaining principal and all other unpaid amounts due at maturity.

Prepayment:	Allowed without penalty subject to normal LIBOR breakage fees.

Collateral:	(i)	First lien on all business assets of Borrower, CoBorrowers and Guarantors.
(ii)	Pledge and assignment of all capital stock of all subsidiaries of Borrower.
(iii)	Assignment of rights under all material leases under which Borrower, any CoBorrower or any Guarantor is a lessee.

REVOLVER

Borrower:	HP Acquisition Corp.

      CoBorrowers/
Guarantors:
WC Holdings, Inc., Health Power, Inc., CMI, CompManagement Health Systems, Inc., M&N Risk Management, Inc., group to include all entities which survive the Acquisition, including those which have name changes.

Loan Amount:	$8,000,000

Maturity Date:	September 30, 2002

Amortization:	Non-amortizing

Interest Rate:	Tier 1 At the option of Borrower, LIBOR plus 1.75% or Prime minus 0.50%

Tier 2 At the option of Borrower, LIBOR plus 1.45% or Prime minus 0.75%

Tier 2 pricing level can be attained when the Total Debt/ EBITDA Ratio is <1.50 for two (2) consecutive years.

Unused Fee:	0.50% per annum of average unfunded commitment amount calculated, due and payable quarterly.

Closing Fee:	$20,000 (0.25%)

Repayment Terms:	Interest only due and payable monthly, principal due and payable at maturity.

Prepayment:	Allowed without penalty subject to normal LIBOR breakage fees.

Collateral:	(i)	First lien on all business assets of Borrower, CoBorrowers and Guarantors.
(ii)	Pledge and assignment of all capital stock of all subsidiaries of Borrower.
(iii)	Assignment of rights under all material leases under which Borrower, any CoBorrower or any Guarantor is a lessee.

OTHER CONDITIONS AND COVENANTS

    Financial Covenants,
Measured at Borrower level:	•
Minimum Debt Service Coverage Ratio defined as: EBITDA—Taxes—Distributions in Lieu of Taxes (+/-) Gains/(Losses) on sale of Fixed Assets (+/-) Changes in Deferred Taxes Divided By: CMLTD + Interest Expense + Distributions for Subordinated Debt Interest. Requirement is that the DSC >1.20 to 1.00 measured on a rolling four (4)quarters basis.

•	Maximum Total Debt to Cash Flow Ratio defined as: Outstanding Balance on the Revolver + Balance on the Term Loan + Balance of the note to Anthem + any other outside debt of Borrower or CMI + Balance of WC Holdings, Inc. Subordinated Debt Divided By: EBITDA. Requirement is that Total Debt/EBITDA be <2.75 at FYE 2000; and that Total Debt/EBITDA be <2.50 at FYE 2001 and thereafter. Ratio to be measured on a rolling four (4) quarters basis.

•	Minimum Net Worth Level of $7.0 million.

•	Maximum annual Capital Expenditures Limit of $1.2 million.

Additional Limitations:	•	Prior to the occurrence of any default under the Loan Agreement, Management Fees may be paid by the Borrower or CMI in an amount not to exceed 5.0% of EBITA.

•
Prior to the occurrence of any default under the Loan Agreement, distributions may be made by CMI to Borrower and by Borrower to WC Holdings, Inc. or Security Capital Corporation in an amount which does not exceed (i) any amount due in lieu of taxes, plus (ii) the amount required to service the Subordinated Debt.

•	No additional indebtedness or guarantees by Borrower, any CoBorrower or any Guarantor without prior written consent of Bank.

•
No changes may be made in ownership control of the Borrower, any CoBorrower or any Guarantor nor may certain agreed-upon members of senior management be changed without the prior written consent of Bank.

•
Management’s ownership interest in the Borrower may not be diluted during the first two years following Closing without the prior written consent of Bank. Thereafter, such ownership interest may only be diluted if certain to be agreed-upon criteria have been satisfied.

•	No mergers or acquisitions by Borrower, any CoBorrower or any Guarantor of any other entity without the prior written consent of Bank .

•
No Borrower, CoBorrower or any Guarantor shall make any loans or advances to (i) any entity, including any subsidiary of the Borrower, a CoBorrower or a Guarantor unless such entity to which the loan or advance is made is also a Borrower, CoBorrower or Guarantor or (ii) WC Holdings, Inc.

Reporting Requirements:	•
Audited financial statements of WC Holdings, Inc. prepared and submitted annually on a consolidated and consolidating basis to separately reflect the financial condition of all Borrowers, CoBorrowers and Guarantors.

•	Internal financial statements of all Borrowers, CoBorrowers and Guarantors prepared in accordance with GAAP and submitted monthly on a consolidating basis.

•	Evidence of current hazard and general liability insurance on personal property.

Key Man Life Insurance:	Assignment of key man life insurance policies on each of Robert Bossart and John Wagner in the amount of $3,000,000 each.

Fees and Expenses:
Borrower shall pay all fees and expenses incurred by it or on its behalf in connection with the negotiation, preparation and execution of the documentation necessary to consummate the proposed transaction, including the costs of any and all UCC searches, filing fees, fees for certified copies of documents, Borrower’s counsel’s fees and expenses, the Bank’s counsel’s fees and expenses and the fees and expenses of any accountants or consultants. Borrower understands that the Bank will incur fees and expenses upon Borrower’s acceptance of this letter and that such fees will be billed to Borrower and Borrower agrees to pay such fees and expenses regardless of whether the loans close.

Purpose of Loans:	The loans shall be used to finance the Acquisition and reduce existing indebtedness previously disclosed to the Bank, with the Revolver being available to be drawn upon until its Maturity Date.

Affirmative and Negative
Covenants and Other Special
Conditions of Lending:
See Addendum A attached hereto.

Pre-Closing Requirements:	Timely submission of all Pre-Closing Documents listed on Addendum B.

Closing:	The closing shall occur on or before November 30, 2000 unless such date is extended in writing by the Bank.

The Bank shall not be required to close the loans or make any advances on the loans unless and until all of the conditions and requirements of this letter have been fulfilled or completed to the satisfaction of the Bank.

The Bank shall not be required to make any advances on the loans until all of the loan documents listed on Addendum C, and any other documents required by the Bank or its counsel, are in form and substance reasonably satisfactory to the Bank and have been executed by the respective parties thereto.

No Material Adverse Change:
Prior to closing, there shall not have occurred in the opinion of the Bank any material adverse change in: 1) the Borrower’s, any CoBorrower’s or any Guarantor’s business operation or financial condition, 2) any security for the loans or 3) any other material facts, circumstances or conditions upon which the Bank has relied or utilized in making its decision to make the loans.

Representations And Warranties:
Borrower represents and warrants that this letter and the supporting materials submitted by Borrower for the consideration by the Bank in connection with this letter constitute a complete and accurate presentation of all facts material to the Bank’s consideration of the issuance of this letter.

Borrower, each CoBorrower, and each Guarantor represents and warrants that none of them nor any entity in which any of them has an ownership interest is (i) a defendant in any suits or legal actions except as set forth in

Addendum D attached hereto, (ii) has any judgments, garnishments or attachments pending against them or (iii) has ever been adjudicated a bankrupt.

Time Of Essence:
Time is of the essence hereof with respect to the dates, terms and conditions set forth, and in the event that any respective term or condition is not fully complied with by Borrower by the designated date, including without limitation, the submission of the Pre-Closing Documents designated on Addendum B, and any other document required by the Bank or its counsel, the Bank may declare this letter null and void.

Modification:	The modification or waiver of any provision of this letter shall not be effective unless set forth in writing and signed by the parties hereto.

Waiver Of Jury Trial:
The Bank and the Borrower, each CoBorrower and each Guarantor hereby voluntarily, irrevocably and unconditionally waive any right to have a jury participate in resolving any dispute, whether sounding in contract, tort, or otherwise, between them arising out of, in connection with, related to, or incidental to the relationship established between any of them in connection with this letter or any other agreement or document executed or delivered in connection herewith or the transactions related hereto. This provision is a material inducement to the Bank to enter into this transaction. It shall not in any way affect, waive, limit, amend or modify the Bank’s ability to pursue its remedies including, but not limited to, any confession of judgment or cognovit provision contained in any document related hereto.

Governing Law:	This letter shall be governed by and construed in accordance with the laws of the State of Ohio.

Scope of Letter:
The foregoing is intended to provide an outline of terms and conditions rather than a complete statement of all terms, conditions and documents which would be required in connection with the loans. It is possible that substantive terms or conditions may be changed in order to account for or reflect, among other things, changes in statutory or regulatory authorities governing the subject matter of the transaction or subsequent negotiations.

THIS LETTER DOES NOT CONSTITUTE A COMMITMENT TO LEND UNLESS AND UNTIL EXECUTED BY BORROWER AND RECEIVED BY THE UNDERSIGNED ON OR BEFORE 5:00 p.m., COLUMBUS, OHIO TIME, ON SEPTEMBER 22, 2000.

THIS LETTER IS NOT INTENDED AS A COMPREHENSIVE STATEMENT OF ALL OF THE TERMS AND CONDITIONS TO WHICH THE LOANS WILL BE SUBJECT, BUT RATHER IS INTENDED AS A SUMMARY OF CERTAIN MAJOR PROVISIONS THAT WILL BE CONTAINED IN THE LOAN DOCUMENTS TO BE EXECUTED BY THE BORROWER, THE COBORROWERS AND THE GUARANTORS.

UPON BORROWER’S ACCEPTANCE OF THIS LETTER, IT BECOMES A COMMITMENT TO LEND SUBJECT TO SATISFACTION OF THE TERMS AND CONDITIONS OF THIS LETTER. NO PARTY OTHER THAN BORROWER SHALL BE ENTITLED TO RELY ON THIS COMMITMENT. THIS COMMITMENT IS NOT ASSIGNABLE.

Sincerely,

BANK ONE, N.A.

By:	/s/ David J. Folkwein David J. Folkwein, First Vice President

The foregoing commitment to lend is hereby accepted this 14th day of September, 2000 by Security Capital Corporation and HP Acquisition Corp., each of which, by execution hereof, acknowledges that it is authorized to and does hereby accept, for and on behalf of the respective Borrower, each CoBorrower and each Guarantor of which the respective executing corporation is a parent.

SECURITY CAPITAL CORPORATION

By:	/s/ Brian D. Fitzgerald Brian D. Fitzgerald, President

HP ACQUISITION CORP.

By:	/s/ Brian D. Fitzgerald Brian D. Fitzgerald

ADDENDUM A

AFFIRMATIVE AND NEGATIVE COVENANTS

        The following covenants shall be included in the Loan Agreement. For purposes of these covenants, Borrower shall include all CoBorrowers.

Insurance. The Borrower shall maintain hazard and other insurance upon all of its assets and business properties and liability insurance with responsible and reputable insurers of such character and amounts as are usually maintained by companies engaged in like business. All insurance policies shall be written for the benefit of the Borrower and the Bank as their respective interests may appear and shall contain a provision requiring the insurance company to provide the Bank not less than thirty days’ written notice prior to cancellation of any such policy. All insurance policies or certificates evidencing the same shall be furnished to the Bank prior to Closing.

Payment of Taxes and Claims. The Borrower shall pay all taxes, assessments and other governmental charges imposed upon its properties or assets or in respect of any of its franchises, business, income or profits before any penalty or interest accrues thereon, and all claims (including, without limitation, claims for labor, services, materials and supplies) for sums which have become due and payable and which by law have or might become a lien or charge upon any of its properties or assets, provided that (unless any material item of property would be lost, forfeited or materially damaged as a result thereof) no such charge or claim need be paid if the amount, applicability or validity thereof is currently being contested in good faith and if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor.

Compliance with Laws. The Borrower shall comply in all substantial respects with all applicable statutes, laws, ordinances and governmental rules, regulations and orders to which it is subject or which are applicable to its business, properties and assets if noncompliance therewith would materially adversely affect such businesses; provided that (unless such contest or noncompliance would materially adversely affect such businesses) the Borrower need not so comply if any such statute, law, ordinance, or governmental rule, regulation or order is currently being contested in good faith.

Maintenance of Tangible Assets. The Borrower shall maintain its tangible assets in good condition and repair and shall not permit any action or omission which might materially impair the value thereof, normal wear and tear excepted.

Performance of Contracts. The Borrower shall perform and comply with in accordance with their terms, all material provisions of each and every material contract, agreement or instrument now or hereafter binding upon the Borrower, except to the extent that the Borrower shall contest the provisions thereof in good faith and by proper proceedings.

Bank Deposits. The Borrower covenants that the Bank shall be the principal bank of account and primary depository for the Borrower and any of its subsidiaries during the term of the loans.

Furnishing of Disclosure Documents. The Borrower shall promptly upon issuance furnish to the Bank all communications between it and its shareholders and between it and the Securities and Exchange Commission, including without limitation, copies of all financial information, annual reports and periodic filings.

Indebtedness. The Borrower shall not create, incur, assume or suffer to exist any indebtedness, except for: (i) indebtedness to the Bank; (ii) indebtedness which has been subordinated to all indebtedness to the Bank under such terms and conditions as are acceptable to the Bank; (iii) the indebtedness incurred and owed under that certain Asset Purchase Agreement dated May 12, 1999 between CompManagement Health Systems, Inc. and Community Health Insurance Company; (iv) current capitalized lease obligations and those which are approved in writing by the Bank; and (v) purchase money indebtness up to $100,000 on an annual basis.

Liens and Other Encumbrances. The Borrower shall not create, incur, assume or suffer to exist any security interest, mortgage, pledge, lien or other encumbrance of any nature whatsoever on any of its property or assets whether now owned or hereafter acquired, except (i) liens securing the payment of taxes, either not yet due or the validity of which is being contested in good faith by appropriate proceedings (so long as no material item of property would be lost, forfeited or materially damaged as a result thereof), and as to which the Borrower shall, as appropriate under GAAP, have set aside on its books and records adequate reserves; (ii) deposits under workers compensation, unemployment insurance, social security and other similar laws or to secure the performance of bids, tenders or contracts (other than for the repayment of purchase price indebtedness or borrowed money) or to secure statutory obligations or surety or appeal bonds, or to secure indemnity, performance or other similar bonds, all in the ordinary course of business; (iii) liens and security interests in favor of the Bank; (iv) zoning restrictions, easements, licenses, covenants and other restrictions affecting the use of real property, so long as the Borrower’s use of, or the value of, the Borrower’s property subject thereto is not impaired thereby; and (v) liens securing items referred to in (v) under Indebtness.

Guaranties and Other Contingent Liabilities. The Borrower shall not become an indemnitor, guarantor or surety or otherwise become liable for any of the obligations or liabilities of any person.

Fundamental Changes. The Borrower shall not without the prior written agreement of the Bank (i) enter into any transaction of merger or consolidation or amalgamation, or (ii) liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or (iii) convey, sell, lease, transfer or otherwise dispose of, in one transaction or a series of transactions, all or any substantial part of its business or assets, whether now owned or hereafter acquired, or (iv) acquire by purchase or otherwise all or substantially all the business or assets of, or stock or other evidence of beneficial ownership of, any Person, or (v) make any material change in the nature of its business or in the methods by which it conducts business.

Creation of Subsidiaries. The Borrower shall not create or acquire any subsidiaries other than those now in existence.

Investments. The Borrower shall not acquire or purchase the securities of any Person; provided, however, that the Borrower may purchase (i) U.S. government securities directly or pursuant to repurchase agreements with (A) affiliates of Bank One Corporation or (B) other domestic banks having capital and surplus of at least $100,000,000; (ii) certificates of deposit of (A) affiliates of Bank One Corporation or (B) other domestic banks having a like minimum capital and surplus; and (iii) commercial paper rated A-1 or P-1 or an equivalent by Moody’s Investors Services, Inc. or Standard & Poors Corporation, both of New York, New York, or their successors if all of such investments have a maturity of one year or less.

Sale and Leaseback. The Borrower shall not enter into any agreement with any lender or investor providing for the leasing of (i) real or personal property which has been or is to be sold or transferred by the Borrower to such lender or investor, or (ii) other real or personal property intended to be used for substantially the same purpose as the property sold or transferred by the Borrower.

Disposition of Assets. The Borrower shall not dispose of any of its assets in any transaction or series of transactions other than those disposed of in the ordinary course of business and except in connection with the replacement of assets sold by like assets.

Annual Lease Payments. The Borrower shall not without the prior written agreement of the Bank enter into any operating lease, as that term is construed according to GAAP, as lessee of real or personal property from another Person if, after giving effect thereto, the aggregate amount of operating lease payments, exclusive of required insurance, tax or maintenance payments, under such lease and all other operating leases in which the Borrower is lessee would exceed $250,000 in any period of twelve consecutive months.

Sale of Accounts. The Borrower shall not sell, assign or exchange any of their accounts or notes receivable with or without recourse.

Transactions with Affiliated Persons. The Borrower shall not:

               (i)  enter into any transaction, including without limitation, the purchase, sale or exchange of property or the rendering of any services, with any affiliated person or any officer or director thereof, enter into, assume or suffer to exist any employment or consulting contract with any affiliated person, except any transaction or contract which is in the ordinary course of the Borrower’s business and which is upon fair and reasonable terms no less favorable to the Borrower than it would obtain in a comparable arms-length transaction;

               (ii)  make any advance or loan to any affiliated person or any director or officer thereof or to any trust of which any of the foregoing is a beneficiary, or to any person on the guaranty of any of the foregoing; or

               (iii) pay any fees or expenses to, or reimburse or assume any obligation for the reimbursement of any expenses incurred by, any affiliated person or any officer or director thereof except as may be permitted in accordance with the preceding clauses of this paragraph.

ADDENDUM B

PRE-CLOSING DOCUMENTS AND CONDITIONS

         Borrower shall submit to the Bank as soon as possible, but in no event later than five (5) days prior to Closing, each of the following, which must be in form and content satisfactory to the Bank and approved by the Bank in its sole discretion.

Corporate Organization. Borrower shall provide to Bank a complete corporate organization chart showing all subsidiaries and subsidiaries of subsidiaries which will exist after the Acquisition. Bank shall have the right to require any or all of such subsidiaries to become CoBorrowers or Guarantors of the Term Loan and Revolver and shall have the right to prohibit borrowings or advances among and between any such subsidiaries which do not become CoBorrowers or Guarantors.

Organization Documents. Certified articles of incorporation, code of regulations and certificate of good standing of Borrower, all CoBorrowers and Guarantors.

Ohio Department of Insurance Documents. Certified copy or copies of all Orders of the Ohio Department of Insurance evidencing the termination from supervision of Health Power HMO (“HP HMO”) and evidence of the liquidation of HP HMO and the approval thereof by the Ohio Department of Insurance and/or the Franklin County Court of Common Pleas.

Financial Statements. Audited financial statements of Health Power, Inc., including its subsidiaries.

Comprehensive General Liability Insurance. Comprehensive general public liability policy naming the Bank as additional insured, with minimum $5,000,000.00 combined single limit bodily injury/property damage liability.

Worker’s Compensation and General Liability. As required by applicable State law.

Business Interruption Insurance. Rental loss or business interruption coverage equal to minimum 6-months rental (if rents abated as result of casualty) or 6-months gross operating revenues.

Leases. Description of all leases to which the Borrower, any CoBorrower or Guarantor is a party.

Payoff Letter. Letter from each lender who will be paid off from the proceeds of the loans, stating amount due as of particular date, per diem amount, and wire or other payment instructions.

Acquisition Documents and Approvals. Executed copy of Agreement and Plan of Merger Among Security Capital Corporation, HP Acquisition Corp. and Health Power, Inc. and all

exhibits thereto and related documents, including any filings with and orders or comment letters from the Securities and Exchange Commission. Evidence of approval of the Acquisition by all relevant parties, including the existing shareholders of Health Power, Inc.

UCC Searches. Searches of the records of the Secretary of State of Ohio and searches of the records of the County Recorders of Franklin, Cuyahoga and Hamilton Counties, as to any UCC Financing Statements filed therein naming Borrower, any CoBorrower or any Guarantor as debtor(s).

ADDENDUM C

LOAN DOCUMENTS

         At the Closing, each of the following documents shall be duly executed and delivered by the appropriate parties thereto, and shall be in form and content satisfactory to and approved by the Bank, and its Counsel, in their sole discretion:

Loan Agreement. Comprehensive agreement among Borrower and all CoBorrowers and the Bank which governs the closing and administration of the financing. Includes all terms of the financing, representations and warranties and affirmative and negative covenants of Borrower, conditions to funding, funding procedures and default provisions.

Promissory Note. Cognovit promissory notes of Borrower and CoBorrowers evidencing each loan in the full amount of each loan.

Guaranty Agreements. Comprehensive, unconditional guaranty agreement from any and all Guarantors which are not CoBorrowers.

Intercreditor Agreement. Intercreditor Agreement between the Bank and Banc One Mezzanine Corporation in form and substance satisfactory to the Bank in its sole discretion and acknowledged by Borrower, each CoBorrower and each Guarantor.

Borrower’s Counsel Opinion. Legal opinion from Borrower’s counsel in form approved by the Bank and its Counsel opining as to due formation, good standing and authorization of Borrower, all CoBorrowers and all Guarantors, due execution and validity and enforceability of loan documents and guaranty agreements, approval of Acquisition by the shareholders of Health Power, Inc., liquidation of HP HMO, absence of litigation and defaults under other documents, and such other matters reasonably required by the Bank and its Counsel.

Incumbency Certificates. Certificates from Borrower, all CoBorrowers and all Guarantors acceptable to the Bank identifying and certifying those individuals authorized to obligate the Borrower, all CoBorrowers and all Guarantors and execute legal documents.

Security and Pledge Agreements. Pledge by Borrower, CoBorrowers and Guarantors in favor of the Bank of any securities, promissory notes, bank accounts, certificates of deposit, etc., and the grant by Borrower, CoBorrowers and Guarantors to the Bank of a security interest in fixtures, equipment, inventory, accounts receivable, contract rights and general intangibles.

Financing Statements. UCC Financing Statements describing collateral in which the Bank has been granted a security interest.

ADDENDUM D

LEGAL PROCEEDINGS